Exhibit 99.2

Century 21 China Real Estate Reports Fourth Quarter and Fiscal Year 2010 Unaudited Financial Results

BEIJING, China, March 7, 2011 - IFM Investments Limited (NYSE: CTC) (“Century 21 China Real Estate” or the “Company”), a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2010.

Fourth Quarter and Fiscal Year 2010 Highlights(1)

•                      Consolidated net revenue in the fourth quarter of 2010 was RMB169.9 million (US$25.7 million), an increase of 22.8% from the third quarter of 2010, and a decrease of 18.3% from the fourth quarter of 2009.

•                      Consolidated net revenue in fiscal year 2010 was RMB530.8 million (US$80.4 million), compared to RMB651.7 million for fiscal year 2009.

•                      Revenue from company-owned brokerage services in the fourth quarter of 2010 was RMB153.9 million (US$23.3 million), an increase of 19.3% from the third quarter of 2010, and a decrease of 15.6% from the fourth quarter of 2009.

•                      Revenue from company-owned brokerage services in fiscal year 2010 was RMB482.4 million (US$73.1 million), compared to RMB590.2 million for fiscal year 2009.

•                      Non-GAAP(2) loss from operations in the fourth quarter of 2010 was RMB44.4 million (US$6.7 million), a decrease of 0.4% from the third quarter of 2010, compared to a non-GAAP income from operations of RMB51.8 million in the fourth quarter of 2009.

•                      Non-GAAP loss from operations in fiscal year 2010 was RMB147.1 million (US$22.3 million), compared to a non-GAAP income from operations of RMB143.3 million for fiscal year 2009.

•                      Non-GAAP net loss attributable to ordinary shareholders for the fourth quarter of 2010 was RMB43.1 million (US$6.5 million), a decrease of 9.1% from the third quarter of 2010, compared to a non-GAAP net income attributable to ordinary shareholders of RMB20.0 million in the fourth quarter of 2009.

•                      Non-GAAP net loss attributable to ordinary shareholders in fiscal year 2010 was RMB146.6 million (US$22.2 million), compared to a non-GAAP net income attributable to ordinary shareholders of RMB55.8 million for fiscal year 2009.

•                      As of December 31, 2010, the Company’s CENTURY 21® China Real Estate network covered 32 major cities with more than 1,500 sales offices, including 589 company-owned

(1)  This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollar (“US$”) amounts at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB amounts into US$ as of and for the quarter ended December 31, 2010, were made at a rate of RMB6.6000 to US$1.00 which is the noon buying rate on December 31, 2010 in New York for cable transfers in RMB as certified in the H.10 weekly statistical release of the Federal Reserve Board. The Company’s functional and reporting currency is RMB.

(2)  Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Financial Measures” and “Reconciliations to Unaudited Condensed Consolidated Statements of Operations.”

sales offices, employed more than 20,800 sales professionals and staff and maintained more than 6.7 million property listings.

“Despite challenging market conditions in 2010, Century 21 China Real Estate delivered fourth quarter and full year results which exceeded our expectations,” said Mr. Donald Zhang, chairman and chief executive officer of Century 21 China Real Estate. “In a year when tightening policy restrictions impacted transaction volumes, successful execution of our network expansion strategy has enabled us to further solidify our leading position in key markets. Alongside this, our primary and commercial businesses and new consumer financing product rollouts have opened exciting new opportunities for future growth. We are also actively investigating attractive prospects for M&A where we can leverage our core competencies in complimentary business lines.”

Mr. Harry Lu, vice chairman and president added, “While we believe the latest round of restrictive policies will continue to dampen transaction volumes in the near-term, the strength of our network and our in-depth market expertise should ensure that we are well-placed to benefit as demand picks up. As we move into 2011, we are focused on ramping up productivity across our network while taking a cautious approach to opening new stores during the current policy environment.”

Fourth Quarter 2010 Results

The Company’s total consolidated net revenue in the fourth quarter of 2010 was RMB169.9 million (US$25.7 million), an increase of 22.8% from RMB138.3 million in the third quarter of 2010, and a decrease of 18.3% from RMB208.0 million in the fourth quarter of 2009. Quarterly revenue increased sequentially primarily because of expansion of the company-owned store network and the increase of secondary property transaction volume and decreased year over year primarily because of the continuing nationwide slowdown in the secondary property market transaction volumes in the fourth quarter of 2010.

Revenue from company-owned brokerage services in the fourth quarter of 2010 was RMB153.9 million (US$23.3 million), representing 90.6% of total net revenue, an increase of 19.3% from RMB129.0 million in the third quarter of 2010, and a decrease of 15.6% from RMB182.3 million in the fourth quarter of 2009. The sequential increase and year over year decline reflect the sequential increase and year over year decrease of sales and purchase transaction volumes.

Revenue from mortgage management services in the fourth quarter of 2010 was RMB6.0 million (US$0.9 million), representing 3.5% of total net revenue, an increase of 20.0% from RMB5.0 million in the third quarter of 2010, and a decrease of 42.9% from RMB10.5 million in the same quarter of 2009. The Company generated revenue mainly from service fees for referring home mortgages for existing homes and consumer loans, as well as offering entrusted loans to consumers with property collaterals in the fourth quarter of 2010. These fluctuations were primarily due to lower volume and fees earned for existing home mortgage loan by the Company in the fourth quarter of 2010, offset by other new service revenues, such as entrusted loans.

Revenue from franchise services in the fourth quarter of 2010 was RMB3.4 million (US$0.5million), representing 2.0% of total net revenue, a decrease of 12.8% from RMB3.9 million in the third quarter of 2010, and a decrease of 77.2% from RMB14.9 million in the fourth quarter of 2009. The year over year decrease was primarily due to the higher initial franchise fees recognized in the fourth quarter of 2009 as the Company granted two regional sub-franchisors.

During the fourth quarter of 2010, the Company generated RMB6.6 million in revenue from its primary and commercial business units, representing 3.9% of total revenue, mostly through selling approximately 45,000m2 GFA of new homes and by providing consulting services on several commercial projects.

Commissions and other agent-related costs in the fourth quarter of 2010 were RMB102.5 million (US$15.5 million), representing 60.3% of total net revenue, an increase of 24.4% from RMB82.4 million in the third quarter of 2010, and an increase of 12.4% from RMB91.2 million in the fourth quarter of 2009. The increase in commissions and other agent-related costs was mainly attributable to the increase in salaries and benefits for sales staff due to a higher number of sales professionals employed as a result of the continuing store expansion throughout the fourth quarter of 2010.

Operating costs in the fourth quarter of 2010 were RMB61.5 million (US$9.3 million), representing 36.2% of total net revenue, an increase of 11.0% from RMB55.4 million in the third quarter of 2010, and an increase of 78.8% from RMB34.4 million in the fourth quarter of 2009. This was primarily due to the increase in rental costs and store-related costs from the greater number of sales offices in the company-owned brokerage network as compared to the corresponding period in the previous year and the previous quarter.

Selling, general and administrative expenses in the fourth quarter of 2010 were RMB52.7 million (US$8.0 million), representing 31.0% of total net revenue, an increase of 10.0% from RMB47.9 million in the third quarter of 2010, and an increase of 69.5% from RMB31.1 million in the fourth quarter of 2009. The year over year increase was largely due to more non-sales staff hires and higher share-based compensation expenses, marketing expenses, and professional fees incurred.

Loss from operations in the fourth quarter of 2010 was RMB46.8 million (US$7.1 million), compared to a loss from operations of RMB47.4 million in the third quarter of 2010, and income from operations of RMB51.2 million in the fourth quarter of 2009. Non-GAAP loss from operations in the fourth quarter of 2010 was RMB44.4 million (US$6.7 million), compared to a non-GAAP loss from operations of RMB44.6 million for the third quarter of 2010, and non-GAAP income from operations of RMB51.8 million in the fourth quarter of 2009.

Foreign exchange loss for the fourth quarter of 2010 was RMB4.0 million (US$0.6 million), compared to RMB5.5 million (US$0.8 million) in the third quarter of 2010 and RMB16,000 (US$2,424) in the fourth quarter of 2009,resulting from US dollar depreciation against RMB.

Net loss attributable to ordinary shareholders in the fourth quarter of 2010 was RMB45.6 million (US$6.9 million), compared to a net loss of RMB50.2 million attributable to ordinary shareholders in the third quarter of 2010, and net income attributable to ordinary shareholders of RMB19.4 million in the fourth quarter of 2009. Non-GAAP net loss attributable to ordinary shareholders for the fourth quarter of 2010 was RMB43.1 million (US$6.5 million), compared to a non-GAAP net loss attributable to ordinary shareholders of RMB47.4million in the third quarter of 2010, and non-GAAP net income attributable to ordinary shareholders of RMB20.0 million in the fourth quarter of 2009.

Basic and diluted net loss per ADS in the fourth quarter of 2010 was RMB1.00 (US$0.15). Non-GAAP basic and diluted net loss per ADS in the fourth quarter of 2010 was RMB0.94 (US$0.14).

As of December 31, 2010, the Company had cash and cash equivalents of RMB640.6 million (US$97.1 million). Net cash used in operating activities in the fourth quarter of 2010 was RMB17.3 million (US$2.6 million). Net cash used in investing activities in the fourth quarter of 2010 was RMB21.4 million (US$3.2 million).

As of December 31, 2010, the Company’s CENTURY 21® China Real Estate network, including franchisees, covered 32 major cities with over 1,500 sales offices, including 589 company-owned sales offices, employed more than 20,800 sales professionals and staff and maintained more than 6.7 million property listings. As of the first week of March 2011, the Company had 604 company owned sales offices and 49 additional new offices under renovation.

Fiscal Year 2010 Results

Consolidated net revenue for fiscal year 2010 was RMB530.8 million (US$80.4 million), representing a 18.6% decrease from RMB651.7 million for fiscal year 2009. This year over year decrease was primarily because of the continuing nationwide slowdown in secondary property market transaction volumes due to tighter policies restricting the purchase and investment in real properties enacted by the Chinese government during fiscal year 2010.

Revenue from company-owned brokerage services for fiscal year 2010 was RMB482.4 million (US$73.1 million), representing 90.9% of total net revenue, a 18.3% decrease from RMB590.2 million in fiscal year 2009. The year over year decline reflects the sequential decrease of sales and purchase transaction volumes.

Revenue from mortgage management services for fiscal year 2010 was RMB24.4 million (US$3.7 million), representing 4.6 % of total net revenue, a 25.8% decrease from RMB32.9 million for fiscal year 2009. This decrease was primarily due to lower mortgage loan volume brokered by the Company in the year 2010 offset by an increase in home equity loans and entrusted loans.

Revenue from franchise services for fiscal year 2010 was RMB17.0 million (US$2.6 million), representing 3.2% of total net revenue, a 39.7% decrease from RMB28.2 million for fiscal year 2009. The year over year decrease was primarily due to the initial franchise fees recognized in the year 2009 as the Company granted two regional sub-franchisors.

During fiscal year 2010, the Company generated RMB7.1 million in revenue from its primary and commercial business units, representing 1.3% of total revenue, mostly in the fourth quarter of 2010.

Commissions and other agent-related costs for fiscal year 2010 were RMB318.9 million (US$48.3 million), representing 60.1% of total net revenue, a 10.3% increase from RMB289.1million for fiscal year 2009. The increase in commissions and other agent-related costs was mainly attributable to the increase in salaries and benefits for sales staff due to a higher number of sales professionals employed as a result of the continuing store expansion throughout the year 2010.

Operating costs for fiscal year 2010 were RMB199.7 million (US$30.3 million), representing 37.6% of total net revenue, an increase of 67.0% from RMB119.6 million for fiscal year 2009. This was primarily due to the increase in rental costs and store related costs from the greater number of sales offices in the company-owned brokerage network as compared to the previous year.

Selling, general and administrative expenses for fiscal year 2010 were RMB176.3 million (US$26.7 million), representing 33.2% of total net revenue, an increase of 73.9% from RMB101.4 million for fiscal year 2009. The year over year increase was largely due to more non-sales staff hires, higher share-based compensation expenses, marketing expenses and professional fees incurred as being a public company.

Loss from operations in the year 2010 was RMB164.0 million (US$24.8 million), compared to an income from operations of RMB141.5 million in the year 2009. Non-GAAP loss from operations in the year 2010 was RMB147.1 million (US$22.3 million), compared to a non-GAAP income from operations of RMB143.3 million in the year of 2009.

Other income for 2010 was RMB9.4 million (US$1.4 million) represented the business tax refund from the local government of one of our operating entities located in Shanghai.

Foreign exchange loss for 2010 was RMB12.2 million (US$1.8 million), compared to RMB0.5 million (US$0.1 million) in 2009, resulting from US dollar depreciation against RMB.

Net loss attributable to ordinary shareholders in the year 2010 was RMB163.5 million (US$24.8 million), compared to a net income of RMB54.0 million attributable to ordinary shareholders in the year 2009. Non-GAAP net loss attributable to ordinary shareholders for the year 2010 was RMB146.6 million (US$22.2 million), compared to a non-GAAP net income attributable to ordinary shareholders of RMB55.8million in the year 2009.

Basic and diluted net loss per ADS in the year 2010 was RMB3.75 (US$0.57). Non-GAAP basic and diluted net loss per ADS in the year 2010 was RMB3.36 (US$0.51).

Net cash used in operating activities in the year 2010 was RMB118.5 million (US$18.0 million). Net cash used in investing activities in the year 2010 was RMB75.3 million (US$11.4 million).

Share Repurchase Program

As of December 31st 2010 and February 28th 2011, the Company repurchased an aggregate of 965,114 ADSs and 1,393,891 ADSs respectively.

Notes to Unaudited Financial Information

The unaudited financial information disclosed in this press release is preliminary.  The audit of the financial statements and related notes to be included in the Company’s annual report on Form 20-F for the year ended December 31, 2010 is still in progress. In addition, because an audit of the Company’s internal controls over financial reporting in connection with section 404 of the Sarbanes-Oxley Act of 2002 has not yet been completed, the Company makes no representation as to the effectiveness of those internal controls as of the end of fiscal year 2010.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between the Company’s audited financial statements and this preliminary unaudited financial information.

Business Outlook

The Company currently estimates that its total net revenue for the first quarter of 2011 will be in the range of RMB125 million to RMB135 million. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

Century 21 China Real Estate’s management will host an earnings conference call on March 7, 2011 at 8 a.m. U.S. Eastern Time (9 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-617-801-6888
Hong Kong:	+852-3002-1672
UK:	+44-207-365-8426

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “Century 21 China Real Estate Earnings Call.”

A live and archived webcast of the conference call will be available until March 14, 2011 at http://ir.century21cn.com .

About Century 21 China Real Estate

IFM Investments Limited (“Century 21 China Real Estate” or “CTC”) is a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China. CTC primarily focuses on China’s fast-growing and highly fragmented secondary real estate market, providing company-owned brokerage services, franchise services, mortgage management services, primary services, commercial services and fund management services. CTC has experienced substantial growth since it commenced operations in 2000, and received numerous awards and recognition as franchisor and real estate services provider for its service quality and business achievements. Century 21 China Real Estate became a public company in January 2010 and its ADSs, each of which represents 15 ordinary shares of CTC, currently trade on the New York Stock Exchange under the symbol “CTC.” For more information about CTC, please visit http://www.century21cn.com/english .

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “confident,” “continue,” “estimate,” “expect,” “future,” “intend,” “is currently reviewing,” “it is possible,” “likely,” “may,” “plan,” “potential,” “will” or other similar expressions or the negative of these words or expressions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Among other things, the Business Outlook section and quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, a severe or prolonged downturn in the global economy, the Company’s susceptibility to fluctuations in the real estate market of China, government measures aimed at China’s real estate industry, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of the Company’s brand or image, the Company’s inability to successfully execute its strategy of expanding into new geographical markets in China, the Company’s failure to manage its growth effectively and efficiently, the Company’s failure to successfully execute the business plans for its strategic alliances and other new business initiatives, the Company’s loss of its competitive advantage if it fails to maintain and improve its information system or to prevent disruptions or failure in the system’s performance, the Company’s failure to compete successfully, fluctuations in the Company’s results of operations and cash flows, natural disasters or outbreaks of health epidemics such as the H1N1 flu and other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. Unless otherwise specified, all information provided in this press release and in the attachments is as of the date of this press release, and the Company does not undertake any obligation to update any such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release includes non-GAAP financial measures of adjusted income (loss) from operations, adjusted net income (loss) attributable to ordinary shareholders and adjusted earnings per ADS, each of which is adjusted to exclude share-based compensation. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the condensed financial information included with this press release. One limitation of using non-GAAP financial measures as described above is that these expense charges have been and will continue to be significant recurring expenses in the Company’s business for the foreseeable future. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. Management compensates for this limitation by providing specific information regarding the GAAP amount excluded from the non-GAAP measure.

For investor and media inquiries, please contact:

In China:

Lulu Li

Vice President

IFM Investments Limited

Phone: +86-10-6561-7188*333

E-mail: ir@century21cn.com

Henry Fraser

Brunswick Group

Phone: +86-10-6566-2256

Email: ctc@brunswickgroup.com

In the United States:

Cindy Zheng

Brunswick Group

Phone: +1-212-333-3810

Email: ctc@brunswickgroup.com

IFM Investments Limited

Unaudited Condensed Consolidated Balance Sheets

(in thousands)

	As of December 31,
	2009	2010	2010
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	334,589	640,647	97,068
Restricted cash	28,784	32,498	4,924
Accounts receivable, net	61,938	50,599	7,667
Amounts due from related parties	386	1,710	259
Loans receivable	—	12,732	1,929
Prepaid expenses and other current assets	25,642	55,096	8,348
Total current assets	451,339	793,282	120,195
Non-current assets:
Investment in associates	880	6,210	941
Property and equipment, net	41,181	78,330	11,868
Intangible assets, net	27,825	34,888	5,286
Goodwill	9,281	16,607	2,516
Other non-current assets	13,328	29,225	4,428
Total assets	543,834	958,542	145,234
LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	8,695	17,397	2,636
Accrued expenses and other current liabilities	130,668	163,036	24,702
Amounts due to related parties	250	261	40
Deferred revenue	6,664	9,032	1,368
Total current liabilities	146,277	189,726	28,746
Long-term deposits payable	10,710	13,316	2,018
Deferred tax liabilities	353	1,803	273
Total liabilities	157,340	204,845	31,037

Convertible redeemable preferred shares	518,318	—	—

Shareholders’ (deficit) equity:
Ordinary shares	2,152	5,083	770
Treasury stock	—	(25,824)	(3,913)
Additional paid-in capital	—	1,072,079	162,437
Statutory reserves	1,173	5,595	848
Accumulated deficit	(135,205)	(301,865)	(45,737)
Total IFM Investments Limited shareholders’ (deficit) equity	(131,880)	755,068	114,405
Non-controlling interest	56	(1,371)	(208)
Total shareholders’ (deficit) equity	(131,824)	753,697	114,197
TOTAL LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS’ (DEFICIT) EQUITY	543,834	958,542	145,234

IFM Investments Limited

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except per share and per ADS data)

	For the three months ended				For the year ended
	December31,	September30,	December31,	December31,	December31,	December31,	December31,
	2009	2010	2010	2010	2009	2010	2010
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net revenue	207,965	138,285	169,861	25,737	651,656	530,829	80,429
Costs and expenses:
Commissions and other agent-related costs	(91,168)	(82,432)	(102,487)	(15,528)	(289,146)	(318,872)	(48,314)
Operating costs	(34,422)	(55,396)	(61,506)	(9,319)	(119,605)	(199,670)	(30,253)
Selling, general and administrative expenses	(31,143)	(47,868)	(52,705)	(7,986)	(101,421)	(176,271)	(26,708)
Total costs and expenses	(156,733)	(185,696)	(216,698)	(32,833)	(510,172)	(694,813)	(105,275)
Income (loss) from operations	51,232	(47,411)	(46,837)	(7,096)	141,484	(163,984)	(24,846)
Interest income	669	2,414	1,915	290	2,244	6,685	1,013
Other income	—	—	3,959	600	—	9,350	1,417
Foreign currency exchange loss	(16)	(5,485)	(3,984)	(604)	(496)	(12,161)	(1,843)
Income (loss) before income tax and share of associates’ income (losses)	51,885	(50,482)	(44,947)	(6,810)	143,232	(160,110)	(24,259)
Income tax	(5,454)	(241)	(158)	(24)	(8,275)	(2,985)	(452)
Share of associates’ income (losses)	31	(64)	(390)	(59)	(162)	(605)	(92)
Net income (loss)	46,462	(50,787)	(45,495)	(6,893)	134,795	(163,700)	(24,803)
Non-controlling interest	246	612	(61)	(9)	246	1,462	222
Net income (loss) attributable to IFM Investments Limited	46,708	(50,175)	(45,556)	(6,902)	135,041	(162,238)	(24,581)

Accretion of convertible redeemable preferred shares	(4,157)	—	—	—	(16,426)	(1,213)	(184)
Income allocated to participating preferred shareholders	(23,188)	—	—	—	(64,639)	—	—
Net income (loss) attributable to ordinary shareholders	19,363	(50,175)	(45,556)	(6,902)	53,976	(163,451)	(24,765)

Net income (loss) per share, basic	0.07	(0.07)	(0.07)	(0.01)	0.21	(0.25)	(0.04)
Net income (loss) per share, diluted	0.07	(0.07)	(0.07)	(0.01)	0.20	(0.25)	(0.04)

Net income (loss) per ADS, basic	1.12	(1.10)	(1.00)	(0.15)	3.11	(3.75)	(0.57)
Net income (loss) per ADS, diluted	1.02	(1.10)	(1.00)	(0.15)	3.06	(3.75)	(0.57)

Number of shares used in calculating net income (loss) per share, basic	260,000	687,194	684,775	684,775	260,000	654,637	654,637
Number of shares used in calculating net income (loss) per share, diluted	284,668	687,194	684,775	684,775	264,396	654,637	654,637

Number of ADSs used in calculating net income (loss) per ADS, basic	17,333	45,813	45,652	45,652	17,333	43,642	43,642
Number of ADSs used in calculating net income (loss) per ADS, diluted	18,978	45,813	45,652	45,652	17,626	43,642	43,642

IFM Investments Limited

Reconciliations to Unaudited Condensed Consolidated Statements of Operations

(in thousands, except per ADS data)

	For the three months ended				For the year ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2009	2010	2010	2010	2009	2010	2010
	RMB	RMB	RMB	US$	RMB	RMB	US$

GAAP income (loss) from operations	51,232	(47,411)	(46,837)	(7,096)	141,484	(163,984)	(24,846)
Plus:
Share-based compensation	601	2,813	2,424	367	1,858	16,860	2,555
Non-GAAP income (loss) from operations	51,833	(44,598)	(44,413)	(6,729)	143,342	(147,124)	(22,291)

GAAP net income (loss) attributable to IFM Investments Limited	46,708	(50,175)	(45,556)	(6,902)	135,041	(162,238)	(24,581)
Plus:
Share-based compensation	601	2,813	2,424	367	1,858	16,860	2,555
Non-GAAP net income (loss) attributable to IFM Investments Limited	47,309	(47,362)	(43,132)	(6,535)	136,899	(145,378)	(22,026)

GAAP net income (loss) attributable to ordinary shareholders	19,363	(50,175)	(45,556)	(6,902)	53,976	(163,451)	(24,765)
Plus:
Share-based compensation	601	2,813	2,424	367	1,858	16,860	2,555
Non-GAAP net income (loss) attributable to ordinary shareholders	19,964	(47,362)	(43,132)	(6,535)	55,834	(146,591)	(22,210)

GAAP net income (loss) per ADS, basic	1.12	(1.10)	(1.00)	(0.15)	3.11	(3.75)	(0.57)
GAAP net income (loss) per ADS, diluted	1.02	(1.10)	(1.00)	(0.15)	3.06	(3.75)	(0.57)

Non-GAAP net income (loss) per ADS, basic	1.15	(1.03)	(0.94)	(0.14)	3.22	(3.36)	(0.51)
Non-GAAP net income (loss) per ADS, diluted	1.05	(1.03)	(0.94)	(0.14)	3.17	(3.36)	(0.51)

Number of ADSs used in calculating GAAP / non-GAAP net income (loss) per ADS, basic	17,333	45,813	45,652	45,652	17,333	43,642	43,642
Number of ADSs used in calculating GAAP / non-GAAP net income (loss) per ADS, diluted	18,978	45,813	45,652	45,652	17,626	43,642	43,642